Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

November 4, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Buffered Accelerated Return Equity Securities due May 3, 2018	October 31, 2016	K730
Buffered Accelerated Return Equity Securities due May 3, 2018	October 31, 2016	K731
Buffered PLUS Based on the Value of the EURO STOXX 50® Index due May 3, 2019	October 31, 2016	K736
Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes due 2018	October 28, 2016	K740
Leveraged Buffered Basket-Linked Medium-Term Notes due 2018	October 27, 2016	K741
Absolute Return Digital Barrier Securities due November 3, 2021	October 31, 2016	T882
Absolute Return Digital Barrier Securities due November 4, 2020	October 31, 2016	T883
Digital Plus Barrier Notes due November 4, 2020	October 31, 2016	T884
12.00% per annum Contingent Coupon Callable Yield Notes due November 1,	October 31, 2016	U1746

2019
9.00% per annum Contingent Coupon Callable Yield Notes due November 1, 2019	October 31, 2016	U1751
8.50% per annum Contingent Coupon Autocallable Yield Notes due February 2, 2018	October 31, 2016	U1752
Auto-Callable Contingent Income Securities due May 3, 2017	October 28, 2016	U1777
7.25% per annum Contingent Coupon Autocallable Yield Notes due November 2, 2021	October 28, 2016	U1792